FOR IMMEDIATE RELEASE
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FOR:  RAWSON-KOENIG, INC.                       CONTACT:  Les Horvath
      2301 Central Parkway                                Controller
      Houston, Texas  77092


           RAWSON-KOENIG, INC. ANNOUNCES 1 FOR 100 REVERSE
       SPLIT AND APPROVAL OF MERGER WITH RKI ACQUISITION, INC.
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    Houston, Texas, November 11, 1997 - Rawson-Koenig, Inc. (NASDAQ
Small-Cap Market Symbol: RAKO) announced today that its Board of Directors approved a 1 for 100 reverse split for all shares of Rawson-Koenig, Inc. common stock. The reverse split is to be effective immediately upon receipt of clearance by NASDAQ and will apply to all outstanding shares on the record date of November 24, 1997. All shareholders holding less than one share as a result of the reverse split will have such holding retired by a cash payment equal to $2.15 per share for each share held prior to the reverse split.

    The Board of Directors also approved the merger of Rawson-Koenig, Inc. into RKI Acquisition, Inc., an entity that is wholly owned by the Rawson Family. The merger is to be effective as soon as practicable. Upon completion of the merger, RKI Acquisition, Inc. will change its name to Rawson-Koenig, Inc.

    These actions by the Board of Directors regarding the reverse split and the merger were taken in connection with the Rawson-Koenig, Inc. tender offer that expired on October 31, 1997, and are as described in the Offer to Purchase dated August 28, 1997.

    Rawson-Koenig, Inc. manufactures truck service bodies, truck tool boxes, winches and truck-mounted cranes.